UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: December 18, 2002	By: /s/ Michael Longinotti

Name: Michael Longinotti
Title: Chief Financial Officer

Silent Witness First Quarter Report 2003

Quarter Ended October 31, 2002
(Expressed in Canadian Dollars)

To Our Shareholders:

I am pleased to announce that revenues for the first quarter ended October 31, 2002 increased by 8 percent to $15,248,000 from the prior year’s first quarter revenue of $14,134,000. The increase in revenue was due to increased sales of CCTV video storage and networking products and sales of the Digital Video Sensor system to The Stanley Works. Earnings for the first quarter ended October 31, 2002 were $1,051,000, compared to $207,000 for the first quarter last year, a five fold increase. This represented $0.14 basic earnings per share ($0.13 diluted) compared to $0.03 basic earnings per share ($0.03 diluted) in the prior year’s first quarter. Cash flow from operations, before changes in working capital, increased to $2,074,000 from $1,001,000 in the prior year’s first quarter. The prior year’s first quarter included $992,000 of integration costs associated with the acquisition and restructuring of the CCTV business acquired from Gyyr, Inc.

Analysis

Sales in the CCTV division increased to $12,230,000 from $11,413,000 in the prior year’s first quarter due to a $817,000 increase in sales of video recording and networking equipment. Sales of video recording equipment totaled $4,339,000 compared to $3,462,000 in the prior year’s first quarter. The video recording and networking business was purchased from Gyyr Inc. effective September 12, 2001 and the financial results for the quarter ended October 31, 2001 included sales and operating costs of the related business beginning from the date of acquisition.

Sales of product for the Original Equipment Manufacturing (OEM) division totaled $959,000, an increase of over 600 percent from the comparable quarter last year mainly due to increased sales of the Digital Video Sensor system and a related product to The Stanley Works. OEM sales fluctuate significantly from quarter to quarter due to the timing of customer orders and shipments.

Sales in the Mobile division decreased to $2,059,000 from $2,600,000 primarily due to cutbacks in school district spending on video equipment.

Gross margin on products sold totaled $7,158,000 or 47 percent of sales compared to $6,272,000 or 44 percent of sales in the first quarter of the prior year. The increase in the gross margin rate was due to a refocusing of the sales mix of video storage products away from low margin VCRs to higher margin digital recorders. Also, increased efficiencies were achieved from combining the manufacturing location in Anaheim with the Surrey location during the second quarter of the last fiscal year.

Expenses for the quarter ended October 31, 2002 totaled $5,480,000 or 36 percent of sales compared to $4,884,000 or 35 percent of sales (before the prior year’s one-time integration costs of $992,000) in the prior year’s first quarter. Most of the increase in costs relative to sales was due to a foreign currency loss of $235,000 in the current year’s first quarter compared to a foreign currency gain of $169,000 in the prior year’s first quarter. General and administrative expenses increased mainly due to insurance and legal costs and amortization expense was higher than the prior year due to capital costs associated with the acquisition of the Gyyr product lines. Research and development expenses, net of investment tax credits, totaled $982,201 or 6 percent of revenue compared to $1,021,000 in the prior year’s first quarter. The rate of research and development spending is expected to increase during the year as software enhancements are made to the digital recording products and development progresses on the digital networked camera system.

At October 31, 2002, working capital totaled $23,483,000 compared to $22,437,000 at July 31, 2002 and the working capital ratio increased to 5.6 from 3.8. The increase in working capital was primarily due to an increase in prepaid expenses for future inventory deliveries and insurance. At the end of the first quarter inventory turns remained unchanged at 2.6 and days sales in accounts receivable improved slightly to 79 days from 80 days at July 31, 2002. During the quarter, the Company retired all of its bank debt for $2,376,000 and repurchased 143,400 common shares for $807,000 under terms of a Normal Course Issuer Bid.

Business Update

In November, the Company announced that the Pocono Mountain School District of Swiftwater, Pennsylvania authorized The Protection Bureau of Exton, Pennsylvania to purchase and install 105 Silent Witness Digital Chaperone™ monitoring systems in their school bus fleet. Digital Chaperone offers quick and easy image retrieval, requires little or no maintenance and eliminates tape replacement and storage compared to older VCR storage systems.

During October, the Company made several important enhancements to its flagship MagnaView™ and PrimaView™ modular camera system lines, which included the release of a high performance Day/Night camera board that is ideal for mission critical applications requiring 24/7 monitoring. The Company also released the MagnaView V28Plus, which is a die cast metal enclosure that can be flush or surface mounted. It is ideal for any environment where there is a high risk of damage, vandalism or tampering.

Continuing growth in revenue and personnel has created the need to have additional space in Surrey. To accommodate the growth, in October, the Company entered into agreements to purchase 11.9 acres of land in Surrey, British Columbia for $3,072,000. Completion of the purchases is subject to certain conditions. The Company is investigating the use of this site for the construction of a new facility to house the functions currently performed at its head office in Surrey. The Company intends to investigate all financing options for the proposed facility. The acquisition of the land is expected to be financed under the Company’s current banking facility. Leases of the Company’s current premises expire March 31, 2004.

I would like to thank all of our customers, employees, directors, business partners, and shareholders for helping us achieve our goals.

Sincerely,

“R.K. (Rob) Bakshi”
Chairman, President & CEO
December 6, 2002

Silent Witness Enterprises Ltd.

Consolidated Statements of Earnings

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT

	THREE MONTHS ENDED OCTOBER 31

	2002	2001

Revenue	$15,247,626	$14,134,302
Cost of sales	8,089,681	7,862,740

Gross margin	7,157,945	6,271,562
Operating expenses
Sales and marketing	2,129,920	2,008,917
General & administration	1,207,342	1,078,039
Research and development (net of ITC)	982,201	1,021,234
Amortization	763,957	683,954
Service	160,899	260,888
Integration costs of acquired business (note 4)	—	991,717
Foreign currency (gain) loss	235,290	(169,298)

	5,479,609	5,875,451

Earnings before interest expense and income taxes	1,678,336	396,111
Interest expense	(523)	(56,216)

Earnings before income taxes	1,677,813	339,895
Income taxes	626,716	132,559

Net earnings for the period	$1,051,097	$207,336

Retained earnings, beginning of period	$16,643,049	$15,692,314
Net earnings for the period	1,051,097	207,336

Retained earnings, end of period	$17,694,146	$15,899,650

Earnings per share
Basic	$0.14	$0.03
Diluted	$0.13	$0.03

Weighted average number of shares
Basic	7,588,402	6,160,990
Diluted	7,810,086	6,668,162

Silent Witness Enterprises Ltd.

Consolidated Balance Sheets

CANADIAN DOLLARS, PREPARED BY MANAGEMENT

	October 31, 2002	July 31, 2002

	Unaudited

ASSETS
Current assets
Cash and cash equivalents	$—	$2,391,016
Accounts receivable	12,758,522	12,736,269
Income taxes recoverable	889,007	1,024,680
Inventory	12,850,821	12,710,277
Prepaid expenses and deposits	2,041,519	1,492,205

	28,539,869	30,354,447
Investments	1,358,552	1,358,552
Property, plant & equipment (net)	4,232,061	4,283,758
Other assets (net)	7,290,491	7,782,406

	12,881,104	13,424,716

	$41,420,973	$43,779,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,581,404	$5,081,086
Warranty reserve	475,000	460,000
Bank loan	—	2,376,450

	5,056,404	7,917,536
Long term liabilities
Future income taxes payable	627,086	368,381

Total liabilities	5,683,490	8,285,917
Shareholders’ equity
Share capital
Authorized:
100,000,000 Common Shares without par value
10,000,000 preference shares without par value of which
1,450,000 are designated as Series A preferred
Common shares outstanding:7,503,541 (2002: 7,646,941) (note 3)	17,977,435	18,784,295
Contributed surplus (note 1)	65,902	65,902
Retained earnings	17,694,146	16,643,049

	35,737,483	35,493,246

	$41,420,973	$43,779,163

Commitments (note 5)

Silent Witness Enterprises Ltd.

Consolidated Statements of Cash Flow

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT

	THREE MONTHS ENDED OCTOBER 31

	2002	2001

Cash flows from operating activities
Net earnings for the period	$1,051,097	$207,336
Items not involving cash
Amortization	763,957	683,954
Future income taxes	258,705	110,000

	2,073,759	1,001,290

Changes in non-cash working capital
Accounts receivable	(22,253)	(2,755,264)
Income taxes recoverable	135,673	—
Inventory	(140,544)	(538,603)
Prepaid expenses and deposits	(549,315)	(117,211)
Accounts payable and accrued liabilities	(499,680)	2,000,237
Income taxes payable	—	(78,221)
Warranty reserve	15,000	20,000

	(1,061,119)	(1,469,062)

	1,012,640	(467,772)
Cash flows from investing activities
Acquisition of Gyyr product lines (note 2)	—	(13,686,893)
Purchase of other assets	—	(347,007)
Purchase of property, plant & equipment	(220,346)	(132,124)

	(220,346)	(14,166,024)
Cash flows from financing activities
Share repurchases	(806,860)	—
Special warrants	—	14,050,016
Bank loan	—	12,019,666
Debt Payments	(2,376,450)	(200,314)

	(3,183,310)	25,869,368

Net increase (decrease) in cash and cash equivalents	(2,391,016)	11,235,572
Cash and cash equivalents, beginning of period	2,391,016	5,569,736

Cash and cash equivalents, end of period	$—	$16,805,308

Silent Witness Enterprises Ltd.

Notes to Interim Financial Statements: Segmented disclosures

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT

SEGMENT INFORMATION

FOR THE THREE MONTHS		% of		% of		% of
ENDED OCTOBER 31, 2002	Mobile	Total	CCTV	Total	OEM	Total	Total

Revenue	$2,059,086	14%	$12,229,554	80%	$958,986	6%	$15,247,626
Cost of sales including sales and marketing	1,217,863	12%	8,349,805	82%	651,934	6%	10,219,601

Segment profit	$841,223	17%	$3,879,749	77%	$307,052	6%	$5,028,025

FOR THE THREE MONTHS ENDED OCTOBER 31, 2001
Revenue	$2,599,682	18%	$11,412,542	81%	$122,078	1%	$14,134,302
Cost of sales including sales and marketing	1,815,666	18%	7,970,729	81%	85,262	1%	9,871,657

Segment profit	$784,016	18%	$3,441,813	81%	$36,816	1%	$4,262,645

RECONCILIATION OF SEGMENT PROFITS

FOR THE THREE MONTHS ENDED OCTOBER 31	2002		2001

Revenues	$15,247,626	100%	$14,134,302	100%
Cost of sales	8,089,681	53%	7,862,740	56%

Gross margin	7,157,945	47%	6,271,562	44%
Sales and marketing	2,129,920	14%	2,008,917	14%

Segment profit	$5,028,025	33%	$4,262,645	30%

GEOGRAPHIC INFORMATION

FOR THE THREE MONTHS ENDED OCTOBER 31	2002		2001

United States	$11,814,258	77%	$11,786,398	83%
International	2,853,680	19%	1,970,786	14%
Canada	579,688	4%	377,118	3%

Segment revenues	$15,247,626	100%	$14,134,302	100%

Notes to Unaudited Consolidated Financial Statements
Quarter ended October 31, 2002 (Expressed in Canadian Dollars)

The Company’s interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended July 31, 2002.

1.    SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended July 31, 2002 except that effective August 1, 2001, the Company adopted the new recommendations of The CICA Accounting Standard, Section 3870 — Stock-based Compensation and Other Stock-based payments. The new recommendations are applied prospectively to all stock-based payments to employees granted on or after August 1, 2001. The new recommendations are applied retroactively to all stock appreciation rights granted before August 1, 2001. The change in accounting policy resulted in an adjustment of $153,476 to the Company’s opening retained earnings and contributed surplus for fiscal 2002. In accordance with the new standard the company recorded an adjustment to contributed surplus of $87,574 to recognize the SAR’s exercised during fiscal 2002, and to reflect the SAR’s outstanding and change in market price at July 31, 2002. No compensation expense for SAR’s was recorded for the first quarter ended October 31, 2002.

As allowed by Section 3870, no compensation cost is recorded for the Company’s stock options under the Long-term Compensation Plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company.

2.    BUSINESS COMBINATIONS

Effective September 12, 2001, the Company acquired the assets of the CCTV Products Division of Gyyr, Inc. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:

Inventory	$5,637,172
Property, plant and equipment	1,842,594
Software	6,486,995
Intellectual property	1,488,562
Accounts payable and assumed liabilities	(1,768,430)

Cash consideration paid	$13,686,893

3.    SHARE CAPITAL

In October 2001, the Company sold 1,395,351 Special Warrants for net proceeds of $14,298,683 (net of tax). Each Special Warrant was sold for $10.75 and entitles the holder to receive, without further payment, one Common Share and one-half of a Common Share Purchase Warrant upon the exercise or deemed exercise of each Special Warrant. Each whole Common Share Purchase Warrant is exercisable for a period of 18 months from closing and entitles the holder to purchase one additional Common Share at $13.25 per share.

On December 12, 2001, the Special Warrants were converted to 1,395,351 Common Shares and 697,675 Common Share Purchase Warrants. Net proceeds were used to retire bank debt.

4.    BUSINESS INTEGRATION COSTS

Effective September 12, 2001, the Company entered into a 90-day transitional services agreement with Gyyr Inc. Services provided under the agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions and were charged to expense. The Company paid Gyyr Inc., the actual cost of the services performed plus a fee of US$ 400,000 per month. For the six months ended January 31, 2002, the cost of the fees plus certain integration costs, totaling $2,502,134 were charged to integration expense. Costs for the acquisition of equipment and leasehold improvements for the future production of video storage and networking products were capitalized.

5.    COMMITMENTS

To accommodate growth, on October 11, 2002, the Company entered into agreements to purchase 11.9 acres of land in Surrey, British Columbia for $3,072,000. Completion of the purchases is subject to rezoning and subdivision approvals, geo-technical and environmental assessments, and other conditions. The Company is investigating the use of this site for the construction of a new facility to house its production, sales, research and development and administrative functions currently performed at its head office in Surrey.

The Company intends to investigate all the financing options for the proposed facility. The acquisition of the land is expected to be financed under the Company’s current banking facility. Leases of the Company’s current premises expire March 31, 2004.